Exhibit 99.6

ANNUAL SHAREHOLDERS MEETING OF

EMERA INCORPORATED

NOTICE TO NON-REGISTERED SHAREHOLDERS

REGARDING ACCESS TO EMERA’S MANAGEMENT INFORMATION CIRCULAR

and ANNUAL REPORT

MEETING DATE and LOCATION

Date:	Wednesday, May 24, 2023

Time:	5:00 p.m. Atlantic Time

Place:	Virtual-only meeting via live webcast online at: https://web.lumiagm.com/458327786 Meeting password: emera2023 (case sensitive)

Q	WHY AM I RECEIVING THIS NOTICE?

A

As permitted by Canadian securities regulators, Emera Incorporated (“Company”) is providing you with access to our management information circular (“Information Circular”) for the annual shareholders meeting (“Meeting”) as well as the 2022 Annual Report (together, the “Meeting Materials”), electronically, instead of mailing paper copies. This notice provides you with information on how to view the Meeting Materials online and / or request paper copies. Accompanying this notice is the voting instruction form that you will need to vote.

Q	WHERE CAN I ACCESS THE MEETING MATERIALS ON-LINE?

A	The Meeting Materials can be viewed online www.meetingdocuments.com/TSXT/ema as of Monday, April 10, 2023 for a period of one year following the Meeting, or at www.SEDAR.com.

Q	HOW CAN I OBTAIN A PAPER COPY OF THE MEETING MATERIALS?

A	At any time prior to the date of the Meeting, you can request a paper copy of the Meeting Materials free of charge by calling the phone number, sending an email or accessing the website below:

•	Phone number: Toll free 1-888-433-6443 (or 1-416-682-3801 for shareholders outside of Canada and the United States)

•	Email address: tsxt-fulfilment@tmx.com

•	Website: www.meetingdocuments.com/TSXT/ema

Paper copies requested before the date of the Meeting will be sent to you within three business days of receiving your request. Therefore, to receive the Meeting Materials prior to the proxy deadline for the Meeting described below, you should make your request before 11:00 a.m. Atlantic time on Tuesday, May 9, 2023.

To receive the Meeting Materials prior to the Meeting you should make your request before 11:00 a.m. Atlantic time on Thursday, May 11, 2023. Paper copies of the Meeting Materials requested on or after the date of the Meeting will be sent to you within 10 calendar days after receiving the request. Requests for paper copies of the Meeting Materials can be made until one year following the Meeting.

Q	WHAT MATTERS ARE BEING RECEIVED OR VOTED ON AT THE MEETING?

A	Shareholders are being asked to vote on the following items of business:

MEETING BUSINESS ITEM	INFORMATION CIRCULAR REFERENCE
1. Election of the Board of Directors – elect Directors of the Company for the ensuing year.	See the section entitled “Items To Be Discussed at the Meeting – Election of the Board of Directors” in the Information Circular for more information.

2. Appointment of Auditors – appoint Ernst & Young LLP as auditors for the ensuing year.	See the section entitled “ Items To Be Discussed at the Meeting – Appointment of Auditors” in the Information Circular for more information.

3. Authorize Remuneration of Auditors – authorize the Directors to fix the remuneration of the Auditors.	See the section entitled “ Items To Be Discussed at the Meeting – Auditors’ Fee” in the Information Circular for more information.

4. Advisory Vote on Executive Compensation - Consider and approve, on an advisory basis, a resolution on Emera’s approach to executive compensation.	See the section entitled “ Items To Be Discussed at the Meeting - Advisory Vote on Executive Compensation” in the Information Circular for more information.

5.  Senior Management Stock Option Plan Amendment - providing that if an option expires during a trading blackout period, then the option shall expire ten (10) business days after a trading blackout period is lifted by the Company.

See the section entitled “ Items To Be Discussed at the Meeting - Senior Management Stock Option Plan Amendment” in the Information Circular for more information.

All Shareholders are reminded to review the Information Circular before voting.

Q	HOW DO I VOTE MY SHARES?

A

Details of the methods of voting can be found on your accompanying voting instruction form (“VIF”). To the extent specified on your VIF, you may vote by Internet, telephone, posted mail, delivered mail, e-mail, fax or via live webcast. You will need your control number contained in the VIF in order to vote by telephone, by Internet or via the live webcast.

To be valid, voting instructions must be received by Emera’s Corporate Secretary, c/o TSX Trust Company at P.O. Box 721, Agincourt, ON M1S 0A1 by no later than 12:00 noon Atlantic time on Tuesday, May 23, 2023 or, if the Meeting is adjourned or postponed, by 5:00 p.m. Atlantic time two business days before the reconvened meeting date. However, it is important to note that your voting instructions must be submitted to your broker or other intermediary by the deadline specified in the VIF and, in any case, at least one business day in advance of the proxy deadline to provide sufficient time for your broker or other intermediary to act on those instructions prior to the proxy deadline. Emera reserves the right to accept late voting instructions and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late voting instructions.

To participate and vote at the Meeting virtually, or if you wish to appoint someone else to participate and vote virtually on your behalf, you MUST appoint yourself or your chosen proxyholder using your VIF. IN ADDITION, in order for your chosen proxyholder to participate and vote virtually at the Meeting, you must contact TSX Trust by 12:00 noon Atlantic time on Tuesday, May 23, 2023 to request a new Control Number for the Meeting. In order to request a new Control Number, please visit TSX Trust’s website at: https://www.tsxtrust.com/control-number-request and complete an electronic form. This form once completed and submitted online will generate a message to TSX Trust to send the new Control Number to the designated proxyholder. This new Control Number will allow you or your chosen proxyholder to log in to and vote at the Meeting. Without a new Control Number you or your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote.

Q	WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT NOTICE & ACCESS?

A

Shareholders with questions about notice and access can call toll free at 1-888-433-6443 or shareholders outside of Canada and the United States can call 1-416-682-3801, or email tsxt-fulfilment@tmx.com.

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